UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 7, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Indenture

On June 3, 2013, Pacific Drilling S.A. (the “Company”) completed a private placement to eligible purchasers of $750.0 million aggregate principal amount of its 5.375% Senior Secured Notes due 2020 (the “Notes”). The Notes are guaranteed by each of the Company’s subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco or the Pacific Santa Ana (the “Collateral Vessels”), each subsidiary that owns equity in a Collateral Vessel-owning subsidiary, certain other subsidiaries that are parties to charters in respect of the Collateral Vessels and certain other future subsidiaries. The Notes constitute a new series of debt securities under an indenture dated June 3, 2013 (the “Indenture”), among the Company, the guarantors (the “Guarantors”) and Deutsche Bank Trust Company Americas, as Trustee (in such capacity, the “Trustee”). The Notes are secured as set forth in the Indenture and in the security documents described therein. Capitalized terms used but not defined in this section shall have the meaning ascribed to them in the Indenture.

The Notes were sold at par. Net proceeds from the offering of the Notes, together with the net proceeds from the senior secured term loan (described below), were used to repay the $1.35 billion in outstanding borrowings under the Company’s Third Amended and Restated Project Facilities Agreement, after which it was terminated, and the balance will be used for general corporate purposes. In connection with the offering of the Notes and entry into the senior secured term loan, the Company entered into the senior secured revolving credit facility (described below), under which letters of credit outstanding under the Company’s temporary import bond credit facilities (the “TI Bond Facilities”) were deemed to be issued under our new revolving credit facility, and the TI Bond Facilities were terminated.

The Notes will mature on June 1, 2020. The Company will pay interest on the Notes on June 1 and December 1 of each year, commencing on December 1, 2013.

The Notes will be secured, on an equal and ratable, first priority basis, with the obligations under the senior secured revolving credit facility, the senior secured term loan and certain future obligations (together with the Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the senior secured revolving credit facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Collateral Vessels, a pledge of the equity of the entities that own the Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Collateral”).

The Notes and the guarantees (together, the “Securities”) were sold to the initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the initial purchasers offered and sold the Securities in private transactions under Rule 144A and Regulation S under the Securities Act. The Securities have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

On or after June 1, 2016, the Company may, at its option, redeem the Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional amounts, if any, on the notes redeemed, to the applicable redemption date, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage
2016	104.031%
2017	102.688%
2018	101.344%
2019 and thereafter	100.000%

Prior to June 1, 2016, the Company may redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the outstanding Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date, plus a “make-whole” premium.

In addition, prior to June 1, 2016, the Company may, at its option, on one or more occasions redeem up to 35% of the aggregate original principal amount of the Notes (including any additional Notes) with the net cash proceeds from certain equity offerings at a redemption price of 105.375% of the principal amount of the outstanding Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The Company may also, prior to June 1, 2016, redeem up to 10% of the original aggregate principal amount of the Notes in any 12-month period at a redemption price equal to 103% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The Company may from time to time issue additional notes under the Indenture in an aggregate amount not to exceed $100.0 million, which additional notes will have identical terms and conditions as the Notes, other than issue date, issue price and, in certain circumstances, the date from which interest will accrue.

The Indenture contains covenants that, among other things, will limit the Company’s and its restricted subsidiaries’ ability to:

•

pay dividends, purchase or redeem the Company’s capital stock or its or its subsidiary guarantors’ subordinated indebtedness or make other restricted payments, provided that (as more fully described in the Indenture), so long as there is no default under the Indenture and the Company meets a 2.0:1.0 consolidated interest coverage ratio test, the Company may pay dividends and make other restricted payments in a cumulative amount that does not exceed 50% of the Company’s consolidated net income for the period beginning October 1, 2012 and ending on last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such dividend (subject to certain adjustments more fully described in the Indenture);

•	incur or guarantee additional indebtedness or issue preferred stock;

•	create or incur liens;

•	create unrestricted subsidiaries;

•	enter into transactions with affiliates;

•	enter into new lines of business; and

•	transfer or sell assets or enter into mergers.

The Indenture also contains covenants that limit the Company’s and its subsidiaries’ ability to consummate a merger or consolidation and that limit its ability to consummate a sale of all or substantially all of their assets.

These covenants are subject to important exceptions and qualifications set forth in the Indenture, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships. Many of these covenants will cease to apply to the Notes during any period that the Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, Inc. and no default has occurred and is continuing under the Indenture.

The Indenture contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, the Notes are subject to acceleration.

The description of the Indenture contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of the Notes, which are filed herewith as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Senior Secured Term Loan

On June 3, 2013, the Company entered into a new senior secured term loan for $750.0 million, which is secured by the Collateral and subject to the terms and provisions of the Intercreditor Agreement (defined below). Citibank, N.A. will act as administrative agent in respect of the senior secured term loan.

The senior secured term loan was issued at 99.5% of its face value and will bear interest, at the Company’s election, at either (1) the London Interbank Offered rate (“LIBOR”), which will not be less than a floor of 1.00% plus a margin of 3.50% per annum, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin of 2.50% per annum. In addition, the senior secured term loan has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the senior secured term loan and the Notes do not exceed $1.7 billion. The maturity date for loans issued under the senior secured term loan will be June 3, 2018.

Borrowings under the senior secured term loan may be prepaid, on or prior to June 3, 2014, so long as such prepayments are, in the event of a refinancing or reduction in the pricing of the senior secured term loan, accompanied by a prepayment fee equal to 1% of the aggregate principal amount of such prepayment. After June 3, 2014, borrowings under the senior secured term loan may be prepaid without any premium or penalty.

The senior secured term loan will require compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the Company’s ability to pay dividends to its shareholders (except for certain specified exceptions, including (as more fully described in the senior secured term loan) that so long as there is no default under the senior secured term loan and the Company meets a 2.0:1.0 consolidated interest coverage ratio test, the Company may pay dividends in a cumulative amount that does not exceed 50% of the Company’s consolidated net income for the period beginning October 1, 2012 and ending on last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such dividend (subject to certain adjustments more fully described in the senior secured term loan)) and (ii) the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates (except for certain specified exceptions, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships).

The senior secured term loan contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the senior secured term loan are subject to acceleration.

The description of the senior secured term loan contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Loan Agreement, which is filed herewith as Exhibits 99.3 and incorporated herein by reference.

Senior Secured Revolving Credit Facility

On June 3, 2013, the Company entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500.0 million, which is secured by the Collateral and subject to the provisions of the Intercreditor Agreement. Citibank, N.A. will act as administrative agent in respect of the facility. At the closing of the senior secured revolving credit facility, approximately $204 million of letters of credit outstanding under the TI Bond Facilities were deemed to be issued under the senior secured revolving credit facility, and the TI Bond Facilities were terminated. No amounts were drawn under the senior secured revolving credit facility at closing.

The senior secured revolving credit facility has a maturity date of June 3, 2018. Borrowings under the senior secured revolving credit facility will bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.50% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (1) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin ranging from 1.50% to 2.25% based on the Company’s leverage ratio. Undrawn commitments shall accrue a fee ranging from 0.70% to 1.00% per annum based on the Company’s leverage ratio. The senior secured revolving credit facility will permit up to $200 million of loans to be extended and will permit letters of credit to be issued thereunder up to a maximum sublimit of $300 million. Outstanding but undrawn letters of credit shall accrue a fee at a rate equal to the margin on LIBOR loans minus 1.00%. The senior secured credit facility is secured by the same collateral as the Notes and the senior secured term loan.

Borrowings under the senior secured revolving credit facility may be prepaid, and commitments under the senior secured revolving credit facility may be reduced, in whole or in part at any time, without any premium or penalty other than LIBOR breakage payments.

The senior secured revolving credit facility will require compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the Company’s ability to pay dividends to its shareholders (except for certain specified exceptions, including that the Company may pay dividends (as more fully described in the senior secured revolving credit facility) so long as there is no default under the senior secured revolving credit facility and the Company is in pro forma compliance with the leverage ratio and minimum liquidity tests described below after giving effect to such dividend) and (ii) the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates (except for certain specified exceptions, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships).

The senior secured revolving credit facility will also require the Company to maintain (i) a leverage ratio (adjusted net debt to adjusted EBITDA) no greater than, 5.75 to 1.00 during the period from December 31, 2013 through March 31, 2014, 5.25 to 1.00, during the period from June 30, 2014 and December 31, 2014, 4.75 to 1.00, during the period from March 31, 2015 through September 30, 2015, 4.25 to 1.00, during the period from December 31, 2015 and thereafter, each on the last day of any fiscal quarter; and (ii) minimum liquidity of $100.0 million (including undrawn capacity for loans under the revolving credit facility); provided that, if at any time following the repayment in full of the senior secured credit facility agreement entered into by subsidiaries of the Company to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem no non-U.S. dollar denominated letters of credit are outstanding, then such amount shall be reduced to U.S. $50.0 million.

The senior secured revolving credit facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments and letters of credit under the senior secured revolving credit facility agreement will be subject to termination, (ii) borrowings under the senior secured revolving credit facility will be subject to acceleration, and (iii) outstanding letters of credit will be subject to cash collateralization.

The description of the senior secured revolving credit facility contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed herewith as Exhibits 99.4 and incorporated herein by reference.

Intercreditor Agreement

On June 3, 2013, the Company entered into an Intercreditor Agreement, by and among Citibank, N.A., as Pari Passu Collateral Agent for the Pari Passu Secured Parties, Citibank, N.A., as administrative agent for the Revolving Credit Agreement Secured Parties, Citibank, N.A., as administrative agent for the Term Loan Secured Parties, the Trustee, as trustee under the Indenture, the Company and each other Grantor and other party signatory thereto or that has executed a Joinder Consent Agreement. Capitalized terms used but not defined in this section shall have the meaning ascribed to them in the Intercreditor Agreement.

The allocation of the proceeds of the Collateral among the Notes, the senior secured term loan and the senior secured revolving credit facility will be governed by the Intercreditor Agreement. The Intercreditor Agreement provides that (i) the senior secured revolving credit facility will have priority of payment as to the proceeds of the Collateral securing obligations up to an original principal amount of $600.0 million and (ii) subsequent to the satisfaction in full of the senior secured revolving credit facility, the senior secured term loan and the Notes will be entitled to the proceeds of the Collateral on a pari passu basis. The Controlling Agent will control (i) the exercise of remedies relating to the Collateral and (ii) certain amendments to the Security

Documents governing the Collateral, including release of liens thereunder. The administration agent for the Revolving Credit Agreement Secured Parties will be the initial Collateral Agent.

The description of the Intercreditor Agreement contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Intercreditor Agreement, which is filed herewith as Exhibits 99.5 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)

By:	/s/ Kinga E. Doris
Kinga E. Doris Vice President, General Counsel and Secretary

Dated: June 7, 2013

The following exhibits are filed as part of this Form 6-K Report:

Exhibit	Description

99.1	Indenture, dated as of June 3, 2013, among Pacific Drilling S.A., the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee.

99.2	Form of Note (included as Exhibit 1 to Appendix of Exhibit 99.1 of this Form 6-K Report).

99.3	Term Loan Agreement, dated as of June 3, 2013, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent, Citigroup Global Markets, Inc., Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc. and Barclays Bank PLC, as Joint Lead Arrangers, Joint Bookrunners and Joint Syndication Agents and ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc., ING Financial Markets LLC, Nordea Bank Danmark A/S, Pareto Securities AS, RS Platou Markets AS, Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (Publ.), Standard Chartered Bank and NIBC Bank N.V., as Co-Documentation Agents and Co-Syndication Agents.

99.4	Credit Agreement, dated as of June 3, 2013, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent and Issuing Lender, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as Join Lead Arrangers and Joint Bookrunners, Barclays Bank PLC, as Joint Bookrunners and Citigroup Global Markets Inc., as Syndication Agent.

99.5	Intercreditor Agreement, dated as of June 3, 2013, by and among Citibank, N.A., as Pari Passu Collateral Agent for the Pari Passu Secured Parties, Citibank, N.A., as administrative agent for the Revolving Credit Agreement Secured Parties, Citibank, N.A., as administrative agent for the Term Loan Secured Parties, the Trustee, as trustee under the Indenture, the Company and each other Grantor and other party signatory thereto or that has executed a Joinder Consent Agreement.